UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 29, 2019, Ascendis held its Annual General Meeting. 37,280,586 ordinary shares of Ascendis (which includes 35,427,788 ordinary shares represented by American Depositary Shares), representing in total 79.2% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and granted the discharge of the Board of Directors (the “Board”) of the Company and management from liability.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved to carry forward the consolidated loss for the year ended December 31, 2018 of EUR 130.1 million to the year ending December 31, 2019 through recognition in accumulated deficit.

Agenda Item 5: Election of Board Members and Alternates, if any

Ascendis shareholders elected James I. Healy, Jan Møller Mikkelsen, Lisa Morrison and Michael Wolff Jensen as Class I directors, with the term for each such board member to expire at the Annual General Meeting of the Company to be held in 2021.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Agenda Item 7: Proposals from the Board and/or Shareholders

Ascendis shareholders adopted the proposal of the Board to amend the Articles of Association by renewing the authorization to the Board to increase the Company’s share capital at one or more times with pre-emptive subscription rights for the Company’s shareholders, by replacing section 4d(1) with the following language proposed by the Board:

“The board of directors is until 28 May 2024 authorized at one or more times to increase the company’s share capital with up to nominal DKK 9,000,000 with pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorisation shall be carried out by the board of directors by way of cash contributions. The board of directors is authorised to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.”

In addition, Ascendis shareholders adopted the proposal of the Board to renew and amend the authorization of the Board to increase the Company’s share capital at one or more times without pre-emptive subscription rights for the Company’s shareholders, by replacing article 4d(2) of the Articles of Association with the following language proposed by the Board:

“The board of directors is until 28 May 2024 authorized at one or more times to increase the company’s share capital by up to nominal DKK 9,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

In addition, Ascendis shareholders adopted the proposal of the Board to renew and amend the authorization of the Board to issue convertible bonds which give the right to subscribe for shares in the Company, by replacing article 4e of the Articles of Association with the following language proposed by the Board:

“During the period ending 28 May 2024, the company may at one or more times by resolution of the board of directors obtain loans against issuance of convertible bonds which gives the right to subscribe for shares in the company. The company’s existing shareholders shall not have pre-emption rights and the convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of the board of directors. The loans shall be paid in cash. The terms and conditions for the convertible bonds shall be determined by the board of directors.

As a consequence of the conversion of the convertible bonds, the board of directors is authorized during the period until 28 May 2024 to increase the share capital by a nominal value of up to DKK 9,000,000 at one or more times by resolution of the board of directors by conversion of the convertible bonds and on such other terms as the board of directors may determine. The company’s existing shareholders shall not have pre-emption rights to subscribe for shares issued by conversion of the convertible bonds. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on convertible bonds shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

Appointment of Chairman of the Board

Subsequent to the Annual General Meeting, the Board held a constituting board meeting at which Michael Wolff Jensen was re-appointed as Chairman of the Board.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 30, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer